Exhibit 10.1

November 9, 2004

Mr. Christopher Wolf

Dear Chris:

This letter (sometimes herein referred as this “Agreement” or this “Agreement and General Release”) serves to confirm the terms of the agreement between you (“Employee”) and Catalina Marketing Corporation (“Employer”) regarding your separation from employment with Employer.

Your employment with Employer will conclude effective as of November 30, 2004 (the “Separation Date”). However, effective immediately, you will no longer be the Executive Vice President and Chief Financial Officer of Employer. You may conduct an open and active employment search as soon as Employer makes a public announcement of your departure.

You will be paid your final paycheck, including accrued and unused vacation through such date, on or about November 30, 2004. In consideration for signing this Agreement (including the general release included herein) and in consideration for and subject to your compliance with your promises made herein (including, without limitation, those covenants set forth in the paragraphs entitled “Non-Competition,” “Non-Solicitation” and “Non-Disparagement”, and in your Employee Confidentiality Agreement referenced below), you will receive eighteen (18) months of salary at your current base compensation rate, as severance pay. Payments will be made ratably over the eighteen (18) month period following the Separation Date or, if later, the revocation period described below in the paragraph entitled “Revocation,” and will be made on the dates of Employer’s regular payroll payment dates for its employees generally. You will receive up to eighteen (18) months of Senior Executive Program benefits through Drake Beam Morin, until you are otherwise employed. You may exercise all unexpired stock options to purchase Employer’s common stock within ninety (90) days of the Separation Date in accordance with Employer’s Stock Option Plan, to the extent such options are vested pursuant to their terms as of the Separation Date. Your healthcare benefits will continue through November 30, 2004. Subsequent to your Separation, you will receive information regarding your eligibility for continued health insurance coverage pursuant to the Consolidated Omnibus Budget Reduction Act of 1985 (COBRA). Employer will pay or reimburse you for up to eighteen (18) months of COBRA insurance payments, but this benefit will be discontinued once you qualify for health insurance benefits through a new employer. All payments will be less appropriate withholdings and deductions. You will be permitted to retain your cell phone and number, if logistically possible to transfer the number into your name. You understand and agree that you would not receive the monies and/or certain of the benefits specified above in this paragraph, or the other benefits outlined in this letter, except for your execution of this Agreement and General Release and the fulfillment by you of the promises contained herein. Without limitation of the remedies available to Employer, any breach by you of the terms of this Agreement (including, without limitation, those covenants set forth in the paragraphs entitled “Non-Competition,” “Non-Solicitation” and “Non-Disparagement,” and in your Employee Confidentiality Agreement) will entitle Employer to terminate any additional payments or benefits under this paragraph and to recover from you all such payments previously made.

Attorneys’ Fees. Employer will pay your attorneys’ fees of up to $5,000 for legal representation in connection with your separation from Employer, including in respect of this letter and these separation terms.

Obligation to Cooperate. Following the Separation Date, Employee will cooperate with Employer’s defense of litigation filed against it, or in connection with any proceedings or investigations (whether or not formally instituted, and whether initiated by Employer or third parties), that involve or include questions regarding facts and circumstances of Employer’s business and as to which Employee may reasonably be expected to have knowledge. Employer shall not make undue or burdensome requests for Employee’s assistance. Employer will reimburse Employee for any associated expenses, including travel or out or pocket expenses, lost wages and reasonable attorneys’ fees incurred in connection with such cooperation.

Indemnification. Employee retains indemnification rights in connection with all pending lawsuits or proceedings as provided in Employer’s Bylaws and under Delaware law, including the pending SEC investigation. Among other things, this would include Employer’s reimbursement of legal fees for Employee’s attorney (who has been approved by the Employer) in regard to these matters. This would also include any future lawsuits or other proceedings to which Employee becomes a party as a result of carrying out Employee’s duties as an employee of Employer at any time before the Separation Date. In any case, Employer’s indemnification obligation to Employee would be subject to Employee having met the applicable standard of care (which is in the Employer’s Bylaws as well as the Delaware General Corporation Law). Employer acknowledges receipt of a copy of Article VII of Employer’s Bylaws, which are attached for convenience as Exhibit A hereto.

Non-Disparagement. Employee and Employer, on behalf of the “Specified Individuals” (as hereinafter defined), agree that neither Employee nor the Specified Individuals shall make any statement or comment (written or otherwise) that criticizes, disparages, injures or harms Employee’s reputation (in the case of statements or comments by the Specified Individuals) or Employer or any of the Released Parties (in the case of statements or comments by Employee). For the purposes hereof, the “Specified Individuals” are the current and future Board of Directors and senior corporate officers of Employer.

Non-Competition. Employee agrees that, for eighteen (18) months following the Separation Date, Employee shall not directly or indirectly engage in any other employment or business activities which are directly competitive with Employer and its subsidiaries, affiliates and divisions, as they exist as of the date hereof. For purposes of this Agreement, competition shall be determined by referring to the nature of Employer’s business as specified in Employer’s most current SEC filings and employee distributed press releases. This non-compete clause shall be limited to the fifty (50) United States, Japan, Germany, France, Italy and England.

Non-Solicitation. Employee agrees that, for eighteen (18) months following the Separation Date, Employee shall not for himself or on behalf of any other person, corporation, partnership or other entity, directly or indirectly, or by action in concert with others, solicit (or encourage others to solicit) for employment any person who is, at the time of solicitation, an officer, manager or other employee of Employer or any of its subsidiaries, affiliates or divisions.

Revocation. Employee may revoke this Agreement for a period of seven (7) calendar days following the day Employee executes this Agreement. Any revocation within this period must be submitted, in writing, to Debbie Booth, Executive Vice President, Business Support Services, and shall state “I hereby revoke my acceptance of our Agreement and General Release.” The revocation must be personally delivered or mailed to Ms. Booth at Catalina Marketing Corporation, 200 Carillon Parkway, St. Petersburg, FL 33716 and postmarked within seven (7) calendar days of execution of this Agreement. This Agreement shall not become effective or enforceable until the revocation period has expired. If the last day of the revocation period is a Saturday, Sunday or legal holiday, then the revocation period shall not expire until the next following day which is not a Saturday, Sunday or legal holiday.

General Release of Claim. Except for his rights under this Agreement, Employee, on behalf of himself and his heirs, executors, administrators, successors and assigns, knowingly and voluntarily releases and forever discharges Employer and its parent corporations, affiliates, subsidiaries, divisions, successors and assigns and the current or former employees, officers, directors, partners, stockholders, owners and attorneys and agents of such entities (collectively “Released Parties”) from any and all claims, known and unknown, arising from Employee’s employment with Employer, the cessation of that employment or any other dealings of any kind between Employee and the Released Parties which Employee has or may have as of the date of execution of this Agreement, including, but not limited to, any claims for or violations of

•	Title VII of the Civil Rights Act of 1964, as amended;

•	The Americans with Disabilities Act;

•	The Family and Medical Leave Act;

•	The Age Discrimination in Employment Act (ADEA), as amended;

•	Common law or statutory claims for discrimination, harassment or retaliation, based upon gender, age, race, national origin, sex, sexual orientation, disability, marital status, medical condition, creed, color, religion, marital status, status as a disabled or Vietnam-era veteran or any other basis prohibited by law;

•	The United States Constitution, including any claims for the right of privacy;

•	Any federal, state or local civil, human rights, bias, retaliation, harassment, or discrimination law or any other similar local, state or federal law, regulation or ordinance;

•	Claims for personal injury, emotional distress or loss of consortium;

•	Commission of any tort (whether negligent, intentional or otherwise);

•	Claims for equitable relief;

•	Breach of contract, whether written, oral, express or implied;

•	Claims of wrongful discharge;

•	Claims of statutory or common law misrepresentation or fraud;

•	Claims of defamation; or

•	Claims for costs, fees or other expenses including attorneys’ fees incurred or claimed in relation to the foregoing.

Affirmations. Employee affirms that Employee has not filed or caused to be filed, and presently is not a party to, any claim, complaint or action against Released Parties in any forum or form. Employee further affirms that Employee has been paid and/or has received all compensation, wages, bonuses, commissions and/or benefits to which Employee may be entitled and that no other compensation, wages, bonuses, commissions and/or benefits are due to Employee, except as provided in this Agreement. Employee furthermore affirms that Employee has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act and/or any other federal, state or local leave law. Employee further affirms Employee has not complained of and is not aware of any fraudulent activity or any act(s) which would form the basis by Employee of a claim of fraudulent or illegal activity of Employer or any Released Party.

Confidentiality. Employee agrees not to disclose any information regarding the existence or substance of this Agreement, except to Employee’s spouse, tax advisor or attorney with whom Employee chooses to consult regarding the terms of this Agreement. In the event Employee is subject to subpoena, court order or otherwise compelled to testify, appear or provide information regarding Released Parties, within three (3) days of Employee’s receipt of said subpoena, court order or other notification, Employee will provide written notice, via facsimile and mail, to Attn: Legal Department, Catalina Marketing Corporation, 200 Carillon Parkway, St. Petersburg, FL 33716, Facsimile: [xxxx]. This Agreement shall not be filed with any Court and shall remain forever confidential except in an action to enforce or for breach of this Agreement. If Employee asserts an action to enforce this Agreement or for breach of this Agreement, Employee shall use commercially reasonable efforts to maintain such confidentiality by whatever means necessary including, but not limited to, submitting the Agreement to a court under confidential seal.

Governing Law and Interpretation. This Agreement shall be governed and interpreted in accordance with the laws of the State of Florida without regard to the law of conflicts of laws. In the event that any provision of this Agreement is declared illegal or unenforceable by a court of competent jurisdiction and cannot be modified to be enforceable, excluding the general release language and the Confidentiality language, such provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect. Moreover, if any such provision determined to be invalid, illegal or unenforceable can be made valid, legal or enforceable by modification thereof, then the party for whose benefit the provision exists, may make such modification as necessary to make the provision valid, legal and enforceable.

Nonadmission of Wrongdoing. Employee agrees that neither this Agreement nor the furnishing of the consideration for this Agreement shall be deemed or construed at anytime for any purpose as an admission by Employer of any liability or unlawful conduct of any kind.

Amendment. This Agreement may not be modified, altered or changed except upon express written consent of both parties wherein specific reference is made to this Agreement.

Remedies. Employee and Employer each acknowledge that money damages and other remedies at law would not be a sufficient or adequate remedy for any breach or violation of, or default under, this Agreement. Therefore, Employee and Employer agree that, in addition to all other remedies available hereunder, Employer and Employee shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default and to any other equitable relief including, without limitation, restraining orders, injunctive relief and specific performance, without the requirement of the posting of a bond or other security.

Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto, and fully supersedes any prior agreements or understandings between the parties, except the Employee Confidentiality Agreement which Employee executed as an employee of Employer. Employee acknowledges that Employee has not relied on any representations, promises or agreements of any kind made to Employee in connection with Employee’s decision to accept this Agreement, except for those set forth in this Agreement.

EMPLOYEE IS ADVISED THAT EMPLOYEE HAS AT LEAST TWENTY-ONE (21) CALENDAR DAYS TO CONSIDER THIS AGREEMENT AND GENERAL RELEASE AND IS HEREBY ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO EXECUTION OF THIS AGREEMENT AND GENERAL RELEASE. EMPLOYER SHALL NOT ACCEPT THIS SIGNED AGREEMENT AND GENERAL RELEASE FROM EMPLOYEE AND SAME SHALL NOT BE EFFECTIVE UNTIL AFTER THE SEPARATION DATE.

EMPLOYEE AGREES THAT ANY MODIFICATIONS, MATERIAL OR OTHERWISE, MADE TO THIS AGREEMENT AND GENERAL RELEASE DO NOT RESTART OR AFFECT IN ANY MANNER THE ORIGINAL TWENTY-ONE (21) CALENDAR DAY CONSIDERATION PERIOD.

HAVING ELECTED TO EXECUTE THIS AGREEMENT AND GENERAL RELEASE, TO FULFILL THE PROMISES SET FORTH HEREIN, AND TO RECEIVE THEREBY THE SUMS AND BENEFITS SET FORTH ABOVE, EMPLOYEE FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS AGREEMENT AND GENERAL RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS EMPLOYEE HAS OR MIGHT HAVE AGAINST RELEASED PARTIES, WHETHER KNOWN OR UNKNOWN.

IN WITNESS WHEREOF, the parties hereto knowingly and voluntarily executed this Agreement and General Release as of the date set forth below:

/s/ Christopher W. Wolf
Christopher W. Wolf	CATALINA MARKETING CORPORATION

/s/ Dick Buell	By:	/s/ Deborah A. Booth
Employee Witness

Dick Buell
Employee Witness Printed Name
November 9, 2004
Date